EX-99.4i

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

Endorsement Applicable to

Credits and Earnings Bonuses

This Endorsement is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Endorsement which are introduced below. In this Endorsement, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Endorsement” means this Endorsement.

The Effective Date of this Endorsement is your Contract Date.

Subject to the terms and conditions of this Endorsement, this Contract provides for an amount, referred to as a “Credit,” to be allocated to your Annuity Account Value (AAV) on the Transaction Date of each Contribution and an Earnings Bonus, if applicable, on the Contract Date Anniversary, under this flexible premium deferred fixed and variable Annuity Contract as described below. For purposes of this Endorsement, a “subsequent Contribution” is any Contribution after the initial Contribution.

Credits and Earnings Bonuses

Credit: Each Credit is a percentage of the Contribution to which it relates. Each Credit is allocated pro rata to the Investment Options in the same proportions as the Contribution to which it relates. If you exercise your right to cancel this Contract (as described on the Contract’s cover page) the amount payable will be reduced by the amount of the Credit. However, the amount payable will reflect any investment gain or loss applicable to the Credit.

[The applicable Credit Percentage under your Contract is [3%].]

Earnings Bonus: An amount equal to the Earnings Bonus applicable percentage under your Contract multiplied by your annual Investment Performance Gains will be added to your AAV on each Contract Date Anniversary when your AAV on any such Contract Date Anniversary exceeds your Account Value Peak. This is your annual Earnings Bonus.

Your initial Account Value Peak is equal to your initial Contribution on the Contract Date plus any applicable Credit. Thereafter, your Account Value Peak is increased by any subsequent Contributions, plus any applicable Credits on those Contributions. Your Account Value Peak is not reduced by withdrawals. On each Contract Date Anniversary, your annual Investment Performance Gains are determined by comparing your AAV to your Account Value Peak. If your Account Value Peak exceeds your AAV, you have no Investment Performance Gains and no Earnings Bonus will be applied to your AAV. If your AAV exceeds your Account Value Peak, your Investment Performance Gains will equal your AAV minus your current Account Value Peak and your AAV will be increased by an Earnings Bonus. Your new Account Value Peak will then equal your increased AAV.

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Your Earnings Bonus is allocated between your IA and your PBA based on the percentage of AAV in each account. Amounts are then allocated to the Investment Options based on your allocation instructions on file. If the IA has amounts allocated to it and we have no allocation instructions on file for such Account, we will allocate amounts to the Investment Options therein based on the respective amounts in the IA Investment Options on the Transaction Date.

The applicable Earnings Bonus percentage under your Contract is [3]%.

Conditions Relating to Credits and Earning Bonuses

1.	The Earnings Bonuses applied to your Annuity Account Value as a result of your annual Investment Performance Gains is not subject to recovery.

2.	Credits and Earnings Bonuses are not applied to the Benefit Base under any optional Rider except to the extent that your PBAV is reflected in your Benefit Base by a ratchet or reset thereof.

3.

The amount applied to an Annuity Benefit will be reduced by any Credits applicable to subsequent Contributions made during the [three years] immediately preceding the Transaction Date amounts are applied to an Annuity Benefit.

4.	The Transaction Date on which amounts are applied to an Annuity Benefit may not be earlier than the [fifth Contract Date Anniversary.]

5.

A Credit will apply to a subsequent Contribution only to the extent that the sum of that Contribution and prior Contributions to which no Credit was applied exceeds the sum of all withdrawals under your Contract.

6.

If a Death Benefit is payable as described in Section 6.02 of the Contract and any applicable Endorsement or Rider, during the [twelve month] period beginning with your date of death, following our receipt of a Contribution to which a Credit was applied, such Credit will be deducted on a pro rata basis from the AAV in the Variable Investment Options and the Guaranteed Interest Option. This deduction will occur on the Payment Transaction Date. If there is more than one Beneficiary under the Contract, the date of receipt of due proof and other beneficiary requirements first received by us from a Beneficiary is the date we deduct such Credit. For the purpose of any Death Benefit provision of your Contract that compares the AAV with any other applicable Death Benefit, including any optional rider(s), the AAV used in the comparison will reflect a reduction equal to the amount of such Credit. Credits are deducted from the AAV before any such comparison is made.

7.	Any portion of the Credits or Earnings bonuses that are allocated to the Investment Options are not considered a Contribution, but are considered part of interest earnings.

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8.	We reserve the right to not pay a Credit on any amount transferred from a Prior Contract.

[

Mark Pearson,	Dave S. Hattem,
Chief Executive Officer	Senior Executive Director and Secretary]

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